Exhibit 99.1

New Pacific Announces 2022 AGM Results and Appoints New Directors

VANCOUVER, BC, Dec. 5, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) is pleased to report that all matters submitted for approval at New Pacific's annual meeting of shareholders held today ("AGM") as set out in the Company's Notice of Meeting and Management Information Circular, both dated October 24, 2022, were approved by the requisite majority of votes cast at  the AGM.  A total of 121,349,139 common shares, representing 77.43% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Dr. Rui Feng	110,389,909	99.34%	738,661	0.66%
Terry Salman	110,433,659	99.37%	694,911	0.63%
Martin Wafforn	111,005,804	99.89%	122,766	0.11%
Maria Tang	110,857,115	99.76%	271,455	0.24%
Dickson Hall	110,998,859	99.88%	129,711	0.12%
Dr. Peter Megaw	110,980,857	99.87%	147,713	0.13%

Shareholders also approved the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year. Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

The Company would like to welcome Dr. Peter Megaw and Mr. Dickson Hall to the Board of Directors.  Mr. Jack Austin and Mr. David Kong did not stand for re-election as directors.  The Company thanks Mr. Austin and Mr. Kong for their valuable contributions over the years.

Dr.  Peter Megaw, C.P.G. has over 30 years of experience with a focus on silver and gold exploration.   He is a director of Relevant Gold Corp., Minaurum Gold Inc. and Jade Leader Group.   Dr. Megaw is a certified professional geologist of the American Institute of Professional Geologists and an Arizona Registered Geologist.   Dr. Megaw has been instrumental in many mineral discoveries in Mexico.   He received the PDAC's 2016 Thayer Lindsley Award.

Mr. Hall has over 40 years of experience in finance and corporate development, with a strong emphasis on the mining sector.   He is a Partner at Valuestone Advisors Limited, sole advisor of Valuestone Global Resource Fund 1, a director of Bunker Hill Mining Corp. and MEC Advisors Limited.   He is also the sole manager of Can-China Global Resources Fund and a former consultant for Hunter Dickson Inc.  Fluent in Mandarin and well-experienced in Chinese business culture, Mr. Hall has worked with an extensive group of multinationals, trade associations and government organizations with China operations, including British Petroleum, Ranger Petroleum, BC Council of Forest Industries, Government of Canada, Government of British Columbia.  Mr. Hall is a graduate of the University of British Columbia.

ABOUT NEW PACIFIC METALS

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, 2022 MRE 94% in Measure + Indicated: 201.8 M oz at 116 g/t Ag. Inferred: 13.0 M oz at 88 g/t Ag. Measured and Indicated Ag increased 30%; PEA early Jan 2023. The recently discovered Carangas Silver-Gold Project is undergoing a 40,000 m drill program. The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m discovery drill program in June 2022, and a near-surface broad gold zone was discovered in its first drill hole.

On behalf of New Pacific Metals Corp.
Dr. Rui Feng
Director and CEO

FOR FURTHER INFORMATION

New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 222
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2022/05/c4839.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 08:00e 05-DEC-22